Exhibit 11.1

MESTEK, INC.
Schedule of Computation of Earnings Per Common Share
	Years Ended December 31,
	(dollars in thousands, except earnings per share)
	2003	2002	2001

Income (Loss) from Continuing Operations	($43,165)	($ 1,071)	($ 2,633)
Income from Discontinued Segments	8,947
Cumulative Effect of a Change in Accounting Principle	---	($ 29,334)	---
Net (Loss) Income	($43,165)	($ 30,405)	$6,314
Basic Earnings (Loss) per Common Share:
Continuing Operations	($ 4.95)	($ 0.12)	($ 0.30)
Discontinued Operations	---	---	1.02
Cumulative Effect of a Change in Accounting Principle	---	(3.36)	---
Net (Loss) Income	($ 4.95)	($ 3.48)	$0.72
Basic Weighted Average Shares Outstanding	8,722	8,722	8,723
Diluted Earnings (Loss) Per Common Share
Continuing Operations	($ 4.95)	($ 0.12)	($ 0.30)
Discontinued Operations	---	---	1.02
Cumulative Effect of a Change in Accounting Principle	---	(3.36)	---
Net (Loss) Income	($ 4.95)	($ 3.48)	$0.72
Diluted Weighted Average Shares Outstanding	8,722	8,722	8,765